25 November 2005
For more information, please contact                       [MITTAL LOGO OMITTED]
Richard LeBlanc, CEO, Mittal Canada Inc.
T: +1 450 587-8700


                                  News release


For immediate release

           MITTAL STEEL COMPANY ENTERS INTO A DEFINITIVE AGREEMENT FOR
                  THE ACQUISITION OF THREE STELCO SUBSIDIARIES



November 23, 2005 - Rotterdam - Mittal Steel Company N.V., ("Mittal Steel") the world's largest and most global steel company, today announced that its Canadian subsidiary, Mittal Canada Inc., has entered into a definitive agreement with Stelco Inc. of Ontario concerning the acquisition of Norambar Inc., Stelfil Ltee and Stelwire Ltd.

Norambar and Stelfil are located in Quebec and Stelwire is located in Ontario. These facilities complement Mittal Canada's manufacturing operations and will enable Mittal to offer a wider product range to better serve its North American customers.

As Stelco is currently subject to a proceeding under the Companies' Creditors Arrangement Act, the purchase price was not disclosed. As in past sale transactions during its restructuring process, Stelco will ask the Court to seal such information until the sale has closed or until such other time as may be appropriate.

The purchase is subject to a number of conditions and it is anticipated that, if all consents and approvals are obtained as planned, the closing of the transaction will take place in early 2006.




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About Mittal Steel

Mittal Steel is the world's largest and most global steel Company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel has revenues of US$22.2 billion and steel shipments of
42.1 million tons. The Company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".




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